August 27, 2008

U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549
U.S.A.

Attention:	Ms. Peggy Fisher, Assistant Director

Dear Sirs/Mesdames:

Re:	OccuLogix, Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed August 26, 2008
File No. 0-51030

Reference is hereby made to Amendment No. 3 to the Preliminary Proxy Statement of OccuLogix, Inc. (the “Company”, “OccuLogix”, “we” or “us”) filed on August 26, 2008.

We are writing to you in order to advise you that, in the definitive version of the Company’s proxy statement, we will update the disclosure found under the heading “Proposal X—Background” so as to inform OccuLogix’s stockholders that the Company will not be able to meet the deadlines set forth in the NASDAQ Listing Qualifications Panel’s approval of the transfer of our listing to The NASDAQ Capital Market.  For ease of your reference, the disclosure under the heading “Proposal X—Background” is found on pages 57 and 58 of Amendment No. 3 to the Preliminary Proxy Statement of OccuLogix filed on August 26, 2008.

We anticipate adding, in the definitive version of the Company’s proxy statement, the following paragraph (or a paragraph to similar effect) to the end of such disclosure:

As it has not been possible for us to regain compliance with the applicable continued listing requirements of NASDAQ by the deadlines set forth in the Panel’s approval to transfer the listing of our common stock to The NASDAQ Capital Market, we have made a request to NASDAQ’s Listing and Hearing Review Council (the “Council”) to call our matter for review and to grant us additional time to regain compliance.  There can be no assurance that the Council will grant our request.

OccuLogix, Inc.
International Corporate Office: 2600 Skymark Ave., Bldg. 9, Ste. 201, Mississauga, Ontario  Canada L4W 5B2
 T 905 602-0887 F  905 602-7623
U.S. Corporate Office:  612 Florida Avenue, Palm Harbor, Florida 34683   T 727 784-2353     F 727 784-0898

www.occulogix.com

In addition to, and in connection with, the foregoing, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the U.S. Securities and Exchange Commission from taking any action with respect to the filing; and

•
the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the U.S. Securities and Exchange Commission or any person under the federal securities laws of the United States.

Yours very truly,

/s/ William G. Dumencu

William G. Dumencu
Chief Financial Officer and Treasurer

cc:	Mr. Elias Vamvakas (Chairman and Chief Executive Officer, OccuLogix, Inc.)
Ms. Suh Kim (General Counsel, OccuLogix, Inc.)

OccuLogix, Inc.
International Corporate Office: 2600 Skymark Ave., Bldg. 9, Ste. 201, Mississauga, Ontario  Canada L4W 5B2
 T 905 602-0887 F  905 602-7623
U.S. Corporate Office:  612 Florida Avenue, Palm Harbor, Florida 34683   T 727 784-2353     F 727 784-0898

www.occulogix.com